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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nobel Learning Communities, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

654889104
 (CUSIP Number)

Lawrence Investments, LLC
101 Ygnacio Valley Road, Suite 320
Walnut Creek, CA 94596
Attn: President
Fax No.: (925) 977-9099
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 18, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 654889104
1.	NAMES OF REPORTING PERSONS Mollusk Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER BY EACH REPORTING PERSON 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(Page 2 of 11 Pages)

CUSIP NO. 654889104
1.	NAMES OF REPORTING PERSONS Cephalopod Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER BY EACH REPORTING PERSON 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO, HC

(Page 3 of 11 Pages)

CUSIP NO. 654889104
1.	NAMES OF REPORTING PERSONS Lawrence Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER BY EACH REPORTING PERSON 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company), HC

(Page 4 of 11 Pages)

CUSIP NO. 654889104
1.	NAMES OF REPORTING PERSONS Lawrence J. Ellison
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER BY EACH REPORTING PERSON 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

(Page 5 of 11 Pages)

Introductory note: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed jointly by the undersigned Reporting Persons (as defined in Item 2 below) pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D as filed by the Reporting Persons on February 20, 2007 (the "Schedule 13D"). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

This statement is being filed jointly by: (A) Mollusk Holdings, LLC ("Mollusk"); (B) Cephalopod Corporation; (C) Lawrence Investments, LLC; and (D) Lawrence J. Ellison, who are together referred to as the "Reporting Persons." This Schedule 13D relates solely to, and is being filed for, the investment by Mollusk, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Mollusk, Cephalopod, and Lawrence Investments.

The information provided under paragraph (C) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(C) Lawrence Investments, LLC

Lawrence Investments, LLC ("Lawrence Investments") is a California limited liability company whose principal office address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596. Lawrence Investment's principal business is to manage and act as a holding company for entities that make and hold private equity investments made on behalf of Mr. Ellison. Lawrence Investments has no directors. Lawrence Investments is managed by its members, who are the Lawrence J. Ellison Revocable Trust U/D/D 12/8/95 (the "Ellison Trust") and Philip B. Simon. Mr. Simon is the President of Lawrence Investments.

Mr. Ellison is the sole beneficiary and a co-trustee of the Ellison Trust. Mr. Simon is the other co-trustee of the Ellison Trust. The Ellison Trust was formed under the laws of the State of California, its principal business is to hold the assets and estate of Mr. Ellison, and its business address is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

Mr. Simon is a citizen of the United States of America. His principal employment is as a principal of Howson & Simon LLP, an accounting and wealth management advisory firm. His principal business address is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(Page 6 of 11 Pages)

Item 5. Interest in Securities of the Issuer

The information provided under Items 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Amount beneficially owned:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0
Philip B. Simon: 0

Percent of class:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0.0%

(b) Number of shares as to which each such person has:

(i) Sole power to vote or to direct the vote:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0
Philip B. Simon: 0

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 0
Philip B. Simon: 0

(iv) Shared power to dispose or to direct the disposition of:

n/a

The information provided under Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) On July 18, 2008, Mollusk sold all the Common Stock then held by Mollusk to Blesbok LLC, a Delaware limited liability company ("Blesbok"), in a privately negotiated transaction pursuant to a Securities Purchase Agreement dated as of July 18, 2008, a copy of which is filed as Exhibit 99.3 hereto. Blesbok purchased 981,418 shares of Common Stock from Mollusk for aggregate consideration of $15,702,688, or $16.00 per share.

Philip Simon is a trustee and beneficiary of the Simon-Neben Family Trust. On July 18, 2008, the Simon-Neben Family Trust sold all the Common Stock then held by that trust to Blesbok, in a privately negotiated transaction pursuant to a Securities Purchase Agreement dated as of July 18, 2008, a copy of which is filed as Exhibit 99.4 hereto. Blesbok purchased 4,718 shares of Common Stock from the Simon-Neben Family Trust for aggregate consideration of $75,488, or $16.00 per Share

(Page 7 of 11 Pages)

After giving effect to the sales described above, each of the Reporting Persons, the Ellison Trust, and Mr. Simon no longer holds any shares of Common Stock.

To the best knowledge of the Reporting Persons, and except as described above, none of the Reporting Persons and neither the Ellison Trust nor Mr. Simon has effected any transactions in the Common Stock during the past 60 days

The information provided under Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

(e) Effective July 18, 2008, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided under Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to a Securities Purchase Agreement dated as of July 18, 2008 between Mollusk and Blesbok, Mollusk sold 981,418 shares of Common Stock for aggregate consideration of $15,702,688. The Securities Purchase Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between the Simon-Neben Family Trust and Blesbok, the Simon-Neben Family Trust sold 4,718 shares of Common Stock for aggregate consideration of $75,488. The Securities Purchase Agreement is filed hereto as Exhibit 99.4 and is incorporated herein by reference.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, among the persons enumerated in Item 2, or between them and any other person, with respect to any securities of Nobel, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than proceeds, standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on February 20, 2007)

99.2 Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to Schedule 13G with respect to Leapfrog Enterprises, Inc. filed by the Reporting Persons on February 14, 2006)

(Page 8 of 11 Pages)

99.3 Securities Purchase Agreement dated as of July 18, 2008, by and between Mollusk Holdings, LLC, a California limited liability company, and Blesbok LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2 to Schedule 13D/A with respect to Nobel Learning Communities, Inc. filed by Blesbok and other reporting persons on July 21, 2008)

99.3 Securities Purchase Agreement dated as of July 18, 2008, by and between the Simon-Neben Family Trust, and Blesbok LLC, a Delaware limited liability company (incorporated by reference to Exhibit 3 to Schedule 13D/A with respect to Nobel Learning Communities, Inc. filed by Blesbok and other reporting persons on July 21, 2008)

(Page 9 of 11 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2008	MOLLUSK HOLDINGS, LLC, a California limited liability company By: CEPHALOPOD CORPORATION a California corporation Its: Member /s/ Philip B. Simon By: Philip B. Simon Its: President
Dated: July 21, 2008	CEPHALOPOD CORPORATION, a California corporation /s/ Philip B. Simon By: Philip B. Simon Its: President
Dated: July 21, 2008	LAWRENCE INVESTMENTS, LLC, a California limited liability company /s/ Philip B. Simon By: Philip B. Simon Its: Member
Dated: July 21, 2008	Lawrence J. Ellison, an individual /s/ Philip B. Simon By: Philip B. Simon, his attorney-in-fact

(Page 10 of 11 Pages)

EXHIBITS

99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on February 20, 2007)

99.2 Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission (incorporated by reference to Exhibit 99.2 to Schedule 13G with respect to Leapfrog Enterprises, Inc. filed by the Reporting Persons on February 14, 2006)

99.3 Securities Purchase Agreement dated as of July 18, 2008, by and between Mollusk Holdings, LLC, a California limited liability company, and Blesbok LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2 to Schedule 13D/A with respect to Nobel Learning Communities, Inc. filed by Blesbok and other reporting persons on July 21, 2008)

99.3 Securities Purchase Agreement dated as of July 18, 2008, by and between the Simon-Neben Family Trust, and Blesbok LLC, a Delaware limited liability company (incorporated by reference to Exhibit 3 to Schedule 13D/A with respect to Nobel Learning Communities, Inc. filed by Blesbok and other reporting persons on July 21, 2008)

(Page 11 of 11 Pages)